May 2, 2005

Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549




Dear Ms. Van Doorn:

We are in receipt of your letter dated April 20, 2005 regarding the Commission's review of our Form 10-K for the fiscal year ended December 31, 2004. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in this filing. We acknowledge that neither your comments nor changes to disclosure that we make in response to your comments foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:
Your first comment was regarding Note 1 to the consolidated financial statements, specifically item (d) Revenue Recognition, page A-10. You asked for us to clarify the basis for the policy of recognizing revenue on the profit sharing component "when it is reasonably certain that the managed company will have an annual profit" and to clarify the term "reasonably certain". You referred us to SAB 104 and EITF Topic D-96.

Response: We believe that our accounting procedure is the preferred method called for in EITF Topic D-96, but that we should have more clearly explained our application of that procedure. Our revenue recognition is based on the profitability of our client. Using language from EITF Topic D-96, we do not believe that it is appropriate to recognize revenue "...based upon the probability of a factor being achieved." Again using language from EITF Topic D-96, the method we are applying "...eliminates the potential that revenue will be recognized in one quarter and reversed in a future quarter." We plan to revise our disclosure in future filings to read as follows: The profit sharing component is recognized in the fourth quarter, when it is certain that the managed company will have an annual profit.

Comment:
Your second comment also addressed Significant Accounting Policies under Note 1 to the consolidated financial statements, specifically item (n) Recently Issued Accounting Pronouncements, page A-15. You asked us to clarify that we evaluated our variable interest entities to determine whether of not we were the primary beneficiary and therefore whether or not such entities should be consolidated. In addition you asked us what changes we would make in future filings to clarify how we have considered consolidation relative to variable interest entities.

Response:
Our footnote should have more clearly explained our position with regard to variable interest entities. Rather than saying "We currently do not consolidate any variable interest entities therefore the adoption of this standard did not have a material effect on our financial position, results of operations or cash flows", it should have said "We currently do not have any variable interest entities therefore the adoption of this standard did not have a material effect on our financial position, results of operations or cash flows." In future filings we will correct this language and, should any of our entities become variable interest entities or should we acquire entities that have those characteristics, we will explain how we have considered consolidation relative to them.

You may contact me at 512-314-4403 if you have questions regarding this response.



Sincerely,


/s/ W.H. Hayes
----------------------
W.H.Hayes
Senior Vice President